February 19, 2019	CSE: CXXI

C21 IS UNAWARE OF ANY MATERIAL CHANGES

C21 Investments Inc. (CSE: CXXI) (“C21” or the “Company”) announces, at the request of IIROC, that management is unaware of any material change in the Company’s operations that would account for the recent increase in market activity.

ABOUT C21 INVESTMENTS

C21 is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company owns Silver State Relief in Nevada, Eco Firma Farms, and has definitive agreements in place to acquire Phantom Farms, Pure Green and Swell in Oregon. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. C21 Investments is also in active discussions to acquire additional operations. These developments are expected add to the Company’s ability to compete aggressively in the rapid growth of the cannabis industry and to grow revenue and EBITDA. Based in Vancouver, Canada, additional information on C21 Investments can be found at www.sedar.com and www.cxxi.ca.

ON BEHALF OF THE BOARD

SIGNED: “Michael Kidd”

Michael Kidd, CFO, Secretary, Director

For more information contact:
Michael Kidd Tel: (604) 336-8613
www.cxxi.ca

Neither Canadian Securities Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Statement:
This news release may contain assumptions, estimates, and other forward-looking statements regarding future events. Such forward-looking statements involve inherent risks and uncertainties and are subject to factors, many of which are beyond the Company's control that may cause actual results or performance to differ materially from those currently anticipated in such statements.